RIO CAN
REAL ESTATE INVESTMENT TRUST

November 7, 2005

SUPPL

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

05012444

SEC MAIL PROCESSING RECEIVED NOV 08 2005 WASH. D.C. 203 SECTION

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

Ladies and Gentlemen:

Attached hereto is information RioCan has made public pursuant to the requirements of Ontario law. RioCan's exemption file number is 82-34916.

If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

PROCESSED NOV 09 2005 THOMSON FINANCIAL

Attachments

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Robert Wolf, Vice President and Chief Financial Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 4th day of November 2005.

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Edward Sonshine, President and Chief Executive Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 4th day of November 2005.

"Edward Sonshine"

Edward Sonshine, Q.C.
President and Chief Executive Officer

RioCan Real Estate Investment Trust
Exemption File Number 82-34916



Edward Sonshine, Q.C.
President and Chief Executive Officer

Dear Fellow Unitholder:

As I write this report, it is the end of October. The weather has turned cold, as has the market's view of the entire trust sector and perhaps even the world in general. These events have been brought on by a combination of government comments leading to complete uncertainty, a state which most investors do their best to avoid, and the prospect of higher interest rates, which as we know from the past, seems to cause an almost panic reaction as far as unit values are concerned.

While the Bank of Canada has raised interest rates and signaled that they intend to do so again, the bond markets have remained quite calm. Ten year Canada bond rates have increased by roughly twenty-five basis points from their recent lows. At the same time, there is extensive liquidity available, particularly for a borrower such as RioCan whose debt carries an investment grade rating from both Standard & Poor's and Dominion Bond Rating Service.

RioCan is well positioned to take advantage of any opportunities that arise by reason of the present fluctuations in the capital markets. At September 30, 2005, our leverage ratio, which we must always remind you is calculated against historic book value, a number which is far less than market value, is only 53.8%, a bit lower than the end of the previous quarter. As a result, we have no need to raise equity in the foreseeable future and are in a position to use what is relatively very inexpensive debt to fund any opportunities that arise, as well as funding our ongoing development program. In fact, we have the ability of investing in excess of $690 million prior to requiring any new equity.

We have been very selective in our acquisitions during 2005 due to extremely high prices. To the extent that we have purchased properties, it has either been for strategic reasons or in situations where we can create significant growth in cash flow by reason of expansion or other opportunities.

What we have continued to do is take advantage of the very strong real estate market to pursue our repositioning strategy by disposing of properties that we no longer feel will provide either the quality of revenue or growth prospects which RioCan demands of its assets.

As a result of our investment activities and the ongoing leasing and development programme which we have described to you in the past, our percentage of gross revenue coming from national and anchor tenants increased in the period from December 31, 2004 to September 30, 2005 from 80.7% to 81.5%. Our occupancy rate continued to move higher during the same time period to 96.8% and the overall newness, location and growth prospects of our portfolio have continued to improve.

While undertaking and working on the strategic initiatives that we are pursuing, including our extensive development program, I am pleased to note that rental revenue for the three months ended September 30, 2005 increased by 4% to $134 million from the same quarter in the prior year. Distributable income from operations increased by 10% to $68.7 million from the same quarter a year ago, which translates into recurring distributable income (RDI) per unit of $0.352, an increase of 2% from a year ago.

We are quite pleased with the results for the quarter just ended in that we were able to achieve growth while being a net seller of properties for the first nine months and while being in the midst of an ongoing portfolio repositioning endeavour. This has only been possible by reason of the extraordinary efforts and achievements of the employees and executives of RioCan and the consistent guidance and advice of our Trustees.

Finally, let me take this opportunity to thank you, our unitholders, without whose confidence and investment RioCan could not achieve its ongoing success.

EDWARD SONSHINE, Q.C.
PRESIDENT AND CHIEF EXECUTIVE OFFICER
RIOCAN REAL ESTATE INVESTMENT TRUST
October 26, 2005

consolidated balance sheets

(IN THOUSANDS)	At September 30, 2005 (UNAUDITED)	At December 31, 2004 (AUDITED)
ASSETS		
Real Estate Investments		
Income properties *(Note 2)*	$ 3,751,099	$ 3,699,491
Properties under development	181,738	129,791
Mortgages and loans receivable	92,192	42,629
	4,025,029	3,871,911
Receivables and other assets *(Note 4)*	97,741	63,706
Cash and short-term investments	104,963	21,418
	$ 4,227,733	$ 3,957,035
LIABILITIES		
Mortgages payable *(Note 5)*	$ 1,717,470	$ 1,765,699
Debentures payable *(Note 6)*	670,000	448,693
Accounts payable and other liabilities *(Note 7)*	155,793	157,475
	2,543,263	2,371,867
UNITHOLDERS' EQUITY		
Unitholders' equity	1,684,470	1,585,168
	$ 4,227,733	$ 3,957,035

The accompanying notes are an integral part of the financial statements

consolidated statements of unitholders' equity

(UNAUDITED - IN THOUSANDS)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
Trust units *(Note 8)*				
Balance, beginning of period	$ 1,873,352	$ 1,661,486	$ 1,702,820	$ 1,635,348
Value associated with unit option grants exercised	321	–	321	–
Unit issue proceeds, net	16,497	6,831	187,029	32,969
Balance, end of period	$ 1,890,170	$ 1,668,317	$ 1,890,170	$ 1,668,317
Value associated with unit option grants				
Balance, beginning of period	$ 2,285	$ 1,288	$ 1,692	$ 1,013
Value associated with unit option grants exercised	(321)	–	(321)	–
Value associated with compensation expense for unit options granted	367	202	960	477
Balance, end of period	$ 2,331	$ 1,490	$ 2,331	$ 1,490
Cumulative earnings				
Balance, beginning of period	$ 1,060,260	$ 928,785	$ 1,005,136	$ 846,815
Net earnings	40,142	40,373	95,266	122,343
Balance, end of period	$ 1,100,402	$ 969,158	$ 1,100,402	$ 969,158
Cumulative distributions to unitholders				
Balance, beginning of period	$ (1,246,103)	$ (1,008,859)	$ (1,124,480)	$ (902,436)
Distributions to unitholders *(Note 9)*	(62,330)	(54,158)	(183,953)	(160,581)
Balance, end of period	$ (1,308,433)	$ (1,063,017)	$ (1,308,433)	$ (1,063,017)
Total unitholders' equity	$ 1,684,470	$ 1,575,948	$ 1,684,470	$ 1,575,948
Units issued and outstanding	195,138	180,678	195,138	180,678

The accompanying notes are an integral part of the financial statements

consolidated statements of earnings

(UNAUDITED - IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
Revenue				
Rentals	$ 133,996	$ 129,078	$ 409,886	$ 386,335
Fee and other income	9,773	3,211	19,987	10,680
Interest income	3,153	1,957	6,894	7,084
Gain on properties held for resale *(Note 2)*	2,891	3,757	19,660	7,744
Total revenue	149,813	138,003	456,427	411,843
Expenses				
Property operating costs	42,619	39,572	135,780	122,416
Interest *(Note 12)*	33,938	33,110	102,154	98,433
General and administrative *(Note 12)*	4,463	3,944	13,634	11,359
Amortization *(Note 3)*	26,931	21,932	81,804	62,732
Total expenses	107,951	98,558	333,372	294,940
	41,862	39,445	123,055	116,903
Impairment provisions	–	(346)	(4,984)	(2,346)
Costs of early extinguishment of debentures payable *(Note 6)*	–	–	(20,549)	–
Net earnings from continuing operations	41,862	39,099	97,522	114,557
Discontinued operations *(Note 2)*	(1,720)	1,274	(2,256)	7,786
Net earnings	$ 40,142	$ 40,373	$ 95,266	$ 122,343
Net earnings per unit – basic				
Continuing operations	$ 0.22	$ 0.22	$ 0.50	$ 0.64
Discontinued operations	(0.01)	–	(0.01)	0.04
Net earnings	$ 0.21	$ 0.22	$ 0.49	$ 0.68
Net earnings per unit – diluted				
Continuing operations	$ 0.22	$ 0.21	$ 0.50	$ 0.63
Discontinued operations	(0.01)	–	(0.01)	0.04
Net earnings	$ 0.21	$ 0.21	$ 0.49	$ 0.67
Weighted average number of units outstanding	194,680	180,483	193,446	179,834

The accompanying notes are an integral part of the financial statements

consolidated statements of cash flows

(UNAUDITED - IN THOUSANDS)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
CASH FLOW PROVIDED BY (USED IN):				
Operating activities				
Net earnings	$ 40,142	$ 40,373	$ 95,266	$ 122,343
Items not affecting cash				
Amortization	27,387	22,499	83,162	64,269
Impairment provisions	–	346	4,984	2,346
Accounting for minimum rents on a straight-line basis	(1,557)	(2,765)	(6,191)	(7,688)
Costs of early extinguishment of debentures payable	–	–	20,549	–
Properties held for resale, net	(5,610)	(2,482)	(12,203)	15,755
Tenant installation costs	(4,288)	(3,222)	(12,737)	(9,415)
Change in other non-cash operating items *(Note 14)*	(7,783)	(4,650)	(21,007)	(7,310)
Discontinued operations	2,501	2,088	7,355	(6,171)
Cash flow provided by operating activities	50,792	52,187	159,178	174,129
Investing activities				
Acquisition of income properties	(127,437)	(14,316)	(241,928)	(149,645)
Properties under development and capital expenditures on income properties	(34,107)	(21,100)	(122,449)	(63,175)
Mortgages and loans receivable				
Advances	(19,943)	(5,718)	(42,537)	(19,031)
Repayments	8,281	12,631	15,169	41,639
Investments at cost	15,435	(7,630)	–	10,689
Proceeds on disposition of income properties held for sale	50,672	(1,918)	52,051	11,857
Discontinued operations	57,855	(1,227)	57,152	31,411
Cash flow used in investing activities	(49,244)	(39,278)	(282,542)	(136,255)
Financing activities				
Mortgages payable				
Borrowings	90,077	27,010	146,430	81,722
Repayments	(58,547)	(25,093)	(150,127)	(90,366)
Debentures payable				
Borrowings, net	–	108,716	553,728	108,716
Repayments including early extinguishments	–	–	(360,953)	–
Issue of units, net of issuance costs	4,286	443	154,705	12,262
Units issued under distribution reinvestment plan, net of issuance costs	12,211	6,387	32,324	20,707
Distributions paid	(61,741)	(54,111)	(185,926)	(159,872)
Discontinued operations	–	(641)	16,728	(319)
Cash flow provided by (used in) financing activities	(13,714)	62,711	206,909	(27,150)
Increase (decrease) in cash and equivalents	(12,166)	75,620	83,545	10,724
Cash and equivalents, beginning of period	117,129	67,736	21,418	132,632
Cash and equivalents, end of period	$ 104,963	$ 143,356	$ 104,963	$ 143,356
Supplemental cash flow information				
Acquisition of properties through assumption of liabilities	$ 29,673	$ 9,684	$ 54,343	$ 52,836
Purchasers' assumption of liabilities, and vendor-take-back mortgages, on property dispositions	$ (119,714)	$ 2,700	$ (153,137)	$ (30,838)
Interest paid	$ 41,861	$ 39,199	$ 118,653	$ 111,682
Cash equivalents, end of period	$ 72,426	$ 117,903	$ 72,426	$ 117,903

The accompanying notes are an integral part of the financial statements

(UNAUDITED – TABULAR AMOUNTS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

September 30, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

RioCan Real Estate Investment Trust's (the "Trust" or "RioCan") accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration of Trust ("Declaration") to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, under current Canadian income tax legislation no provision for income taxes is required.

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of the interim financial statements have been included. The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current year's financial statement presentation.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, as well as entities over which it exercises control.

The Trust carries out certain of its activities through co-ownerships and records its proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

Income property investments where the Trust exercises significant influence are accounted for using the equity method. This method adjusts the original cost of an investment for the Trust's share of net earnings and changes in equity. Investments where the Trust does not exercise significant influence are accounted for using the cost method. Income from such investments is recognized only to the extent of distributions received.

The Canadian Institute of Chartered Accountants Accounting Guideline 15, Consolidation of Variable Interest Entities ("VIEs"), is effective for the Trust's fiscal year commencing January 1, 2005 and is applied on a retroactive basis without restatement to prior periods. The standard considers a VIE to be an entity which does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. Once a VIE has been identified, the standard requires the primary beneficiary of the VIE to consolidate the entity in its financial statements. The primary beneficiary of a VIE, as defined by the standard, is generally the party that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's residual returns, or both. At January 1, 2005 the Trust was not required to make any retroactive adjustments to prior periods for VIEs as the Trust determined that the effect of the VIE standard did not have a material impact on the Trust's financial position or results of operations.

(c) Real estate investments

(i) Income properties

Income properties are carried at cost less accumulated amortization (Note 1 (c) (iii)). The cost of income properties is allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between contractual and market rents for in-place leases and the value of customer relationships, if any, and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs.

The cost of income properties also includes the value of the differential between stated and market interest rates on long term liabilities assumed at acquisition.

The Trust amortizes the cost of its buildings using the straight-line method over their estimated useful lives of between 29 and 40 years.

Deferred tangible leasing costs are comprised of: (i) deferred tangible leasing costs identified as a component of income properties (whether acquired or developed by the Trust); and (ii) tenant installation costs for income properties, including applicable internal leasing costs. Deferred tangible leasing costs are amortized on a straight-line basis over the term of the respective lease.

(ii) Properties under development

Properties under development are stated at cost (Note 1 (c) (iii)). Cost is comprised of acquisition costs, external and internal development and initial leasing costs, property taxes, interest on both specific and general debt, and all property operating revenue and expenses. Properties under development may include properties held for resale until separately identifiable (Note 1 (c) (iv)).

Capitalization of costs to properties continues until the property achieves a satisfactory occupancy level within a predetermined time limit.

(iii) Impairment of long lived assets

The impairment of an asset is recognized when the carrying value of the asset exceeds the total undiscounted future cash flows expected from the use and eventual disposal of the asset. The impairment recognized is measured as the amount by which the carrying value of the asset exceeds its fair value.

(iv) Properties held for resale

Properties held for resale are properties acquired for which the Trust has no intention of their being used on a long term basis and plans to dispose of such properties in the ordinary course of business. The Trust expects to earn a return on such assets through a combination of property operating income earned during the relatively short term holding period and sales proceeds. Properties held for resale are stated at the lesser of cost and net realizable value. No building amortization is recorded on these assets.

(d) Debt financing costs

Costs of debt financing and the value of the differential between stated and market interest rates related to long term liabilities assumed at acquisition of an income property are deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt.

From time to time, the Trust may enter into interest rate swap (option) transactions to modify the interest rate profile of its current or future debts without an exchange of the underlying principal amount. The difference paid or received on such transactions is recorded as an adjustment to the related interest cost.

(e) Revenue recognition

(i) Rentals

The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair value. Rental revenue also includes the Trust's share of income from equity investments in income properties.

The Trust reports minimum rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in rents receivable and other assets.

(ii) Fee income

The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees.

Fees are recognized as the service or contract activity is performed using either the percentage completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

(f) Unit based compensation plans

The Trust has unit based compensation plans which are described in Note 10.

The Trust accounts for unit based compensation using the fair value method, under which compensation expense is measured at the grant date and recognized over the vesting period.

Compensation expense associated with the granting of employee unit options was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 14% on the underlying units, a weighted average exercise price of $16.34, a weighted average cumulative distribution yield of approximately 7.5% and a weighted average risk free interest rate of approximately 4.6%.

2. INCOME PROPERTIES

September 30, 2005	Cost	Accumulated amortization	Net carrying amount
Land	$ 820,573	$ –	$ 820,573
Buildings	2,874,992	(202,579)	2,672,413
Deferred tangible leasing costs	118,923	(29,292)	89,631
Deferred intangible leasing costs	85,803	(12,992)	72,811
Income properties held for sale *(ii)*	9,736	–	9,736
Properties held for resale *(ii) and (iv)*	70,621	–	70,621
Equity investments in income properties	15,314	–	15,314
	$ 3,995,962	$ (244,863)	$ 3,751,099

December 31, 2004	Cost	Accumulated amortization	Net carrying amount
Land	$ 749,197	$ –	$ 749,197
Buildings	2,711,895	(148,369)	2,563,526
Deferred tangible leasing costs	82,907	(22,493)	60,414
Deferred intangible leasing costs	46,786	(4,526)	42,260
Discontinued operations *(v)*	187,187	–	187,187
Properties held for resale *(iv)*	81,376	–	81,376
Equity investments in income properties	15,531	–	15,531
	$ 3,874,879	$ (175,388)	$ 3,699,491

(i) Income properties under capital lease

Land and buildings include income properties under capital lease for which the Trust has exercised its options to purchase in 2013. At September 30, 2005 and December 31, 2004, the components are as follows: land – $7,473,000; buildings – $26,540,000; deferred tangible leasing costs – $1,979,000; deferred intangible leasing costs – $3,860,000; accumulated amortization – $4,124,000 (December 31, 2004 – $2,296,000); and included in mortgages payable are obligations under capital lease of $10,346,000 (December 31, 2004 – $10,406,000), maturing in 2013, encompassing minimum lease payments for the years ended December 31: 2005 – $188,000; 2006 through 2008 – $750,000 per annum; and thereafter – $850,000 per annum. The obligation is at an imputed interest rate of 6.54% per annum.

(ii) Income properties held for sale

The Trust has entered into a portfolio disposition transaction comprising four properties at market terms and conditions with RioCan Retail Value L.P. ("RRVLP") an entity in which the Trust has a 15% ownership interest, and for which it accounts using the equity method. The Trust will continue to manage these properties and earn market based asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by RRVLP.

During the three months ended September 30, 2005 the Trust completed the disposition of two such properties to RRVLP for net cash proceeds of $51,342,000. Additionally, in June 2005 the Trust completed the disposition of one property, classified by the Trust as a property held for resale, to RRVLP resulting in a gain of $3,969,000 for net cash proceeds of $9,413,000 and the assumption of a mortgage payable of $11,997,000 by RRVLP. The Trust continues to guarantee the obligation under the mortgage payable.

The disposition of the fourth property to RRVLP is expected to be completed by the end of 2005 for a sale price of $10,300,000. As the Trust equity accounts for RRVLP it has significant ongoing involvement in, and continuing cash flows from, the property resulting in a reclassification to income properties held for sale.

During the second quarter of 2005, the Trust recognized an impairment provision of approximately $2,000,000 on the disposition of the property portfolio to RRVLP, which is included in the $4,984,000 of impairment provisions related to continuing operations for the nine months ended September 30, 2005.

(iii) Acquisition of income property from RRVLP

In August 2005 the Trust acquired an income property from RRVLP at market terms and conditions. The purchase price was $25,500,000 and included the assumption of a mortgage payable of $11,200,000. The balance of the purchase price was paid in cash.

(iv) Properties held for resale

During the three months ended September 30, 2005 the Trust disposed of a property held for resale for net proceeds of $9,125,000 resulting in a gain on properties held for resale of $2,891,000. During the three months ended September 30, 2004, the Trust recorded its 15% equity interest in gain on properties held for resale of $714,000 resulting from the disposition of a property by RRVLP. Additionally, the Trust disposed of an interest in properties held for resale for net proceeds of $3,043,000. In total, $3,757,000 of gain on properties held for resale was recorded by the Trust during the third quarter of 2004.

During the nine months ended September 30, 2005 the Trust disposed of interests in properties held for resale (including the $3,969,000 gain on disposition to RRVLP) for net proceeds of $56,153,000 resulting in gains on properties held for resale of $19,660,000. During the nine months ended September 30, 2004 the Trust disposed of interests in properties held for resale for net proceeds of $34,200,000 resulting in gain on properties held for resale of $7,744,000 (including $714,000 resulting from the disposition of a property by RRVLP).

(v) Discontinued operations

On July 26, 2005 the Trust completed a portfolio disposition comprising seven enclosed mid-market shopping centres for $182,000,000. As part of the transaction, the purchaser assumed the existing mortgages payable of $89,700,000 (for which the Trust continues to guarantee mortgage payable obligations of $72,500,000) and the Trust took back a secured convertible debenture of $30,000,000 with a three year term bearing interest at 4.5% per annum. The balance of the purchase price was paid in cash. The Trust will perform all property management functions for this portfolio for a period of three years after completion of the sale.

In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to the co-owner; and (ii) the acquisition by the Trust of the same co-owner's interests in three income properties.

At completion of these disposition transactions the Trust has no significant ongoing involvement in, and continuing cash flows from, these properties resulting in their reclassification to discontinued operations. Summarized financial information relating to these property dispositions is as follows:

Balance Sheets

	September 30, 2005	December 31, 2004
Income properties	$ –	$ 187,187
Receivables and other assets *(Note 4)*	1,489	4,388
Mortgages payable	–	73,211
Other liabilities *(Note 7)*	4,029	9,645

Statements of Earnings

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Rental revenue	$ 201	$ 7,048	$ 14,904	$ 24,302
Property operating costs	18	(2,990)	(6,374)	(10,546)
Interest expense	(38)	(1,267)	(1,937)	(4,737)
Amortization	–	(1,373)	(3,148)	(4,447)
	181	1,418	3,445	4,572
Realized loss (impairment provisions) on sale of income properties	(1,901)	–	(5,701)	–
Gain on sale of income properties	–	(144)	–	3,214
Net earnings (loss)	$ (1,720)	$ 1,274	$ (2,256)	$ 7,786

3. AMORTIZATION

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Buildings	$ 19,678	$ 18,171	$ 58,739	$ 53,328
Deferred tangible leasing costs	3,930	2,408	12,640	6,189
Deferred intangible leasing costs	3,323	1,353	10,425	3,215
	$ 26,931	$ 21,932	$ 81,804	$ 62,732

4. RECEIVABLES AND OTHER ASSETS

	September 30, 2005	December 31, 2004
Prepaid property taxes	$ 18,111	$ 989
Prepaid property operating expenses	16,867	15,917
Deferred rents receivable	16,283	10,094
Unamortized debt financing costs	13,335	8,359
Deposits on property acquisitions *(Note 16)*	8,889	–
Investments at cost	7,175	7,033
Contractual rents and other receivables	5,862	5,547
Unamortized differential between contractual and above market rents for in-place leases at acquisition of income properties	4,081	4,757
Capital assets (net of accumulated amortization of $5,972)	4,063	4,875
Other assets	1,586	1,747
Discontinued operations *(Note 2)*	1,489	4,388
	$ 97,741	$ 63,706

5. MORTGAGES PAYABLE

At September 30, 2005 mortgages payable from continuing operations bear interest at rates ranging between 3.91% and 11.88% per annum with a weighted average quarter end rate of 6.86% (December 31, 2004 – 7.02%) per annum and mature between 2005 and 2034. Future repayments are due as follows:

		Total
Year ending December 31,	2005	$ 24,901
	2006	124,289
	2007	238,751
	2008	201,706
	2009	224,266
	Thereafter	903,557
		$ 1,717,470

At September 30, 2005 the Trust had revolving lines of credit totalling $103,500,000 with major Canadian financial institutions, against which $22,094,000 of letters of credit (December 31, 2004 – $11,652,000) and $Nil (December 31, 2004 – $37,563,000) in cash advances were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

6. DEBENTURES PAYABLE

	September 30, 2005	December 31, 2004
Series A senior unsecured, maturity of October 31, 2007, bearing interest at 7.07% per annum, payable semi-annually *(i)*	$ –	$ 13,693
Series B senior unsecured, maturity of April 25, 2005, bearing interest at 6.75% per annum, payable semi-annually *(ii)*	–	50,000
Series C senior unsecured, maturity of January 18, 2006, bearing interest at 7.20% per annum, payable semi-annually *(iii)*	–	125,000
Series D senior unsecured, maturity of September 21, 2009, bearing interest at 5.29% per annum, payable semi-annually	110,000	110,000
Series E senior unsecured, maturity of January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually	110,000	–
Series F senior unsecured, maturity of March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually	200,000	–
Series G senior unsecured, maturity of March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually	150,000	–
Series H senior unsecured, maturity of June 15, 2012, bearing interest at 4.70% per annum, payable semi-annually	100,000	–
RealFund Series A senior unsecured, maturity of August 1, 2007, bearing interest at 7.05% per annum, payable semi-annually *(iv)*	–	150,000
	$ 670,000	$ 448,693

(i) On March 11, 2005 the Trust redeemed the Series A debentures payable at a redemption price of $109.809 per $100 principal amount for cash consideration of $15,036,000.

(ii) On April 25, 2005 the Trust repaid the $50,000,000 Series B debentures payable at their maturity.

(iii) On March 11, 2005 the Trust redeemed the Series C debentures payable at a redemption price $103.797 per $100 principal amount for cash consideration of $129,746,000.

(iv) On March 31, 2005 the Trust redeemed the RealFund Series A debentures payable at a redemption price of $108.423 per $100 principal amount for cash consideration of $162,635,000.

(v) RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of income properties). The completion of the debenture redemption transactions, coupled with the repayment on maturity of the April 25, 2005 Series B debentures, resulted in eliminating covenant patterns of the Series A, B, C and RealFund A debentures, which could have had the effect of limiting the Trust to a 55% leverage limit. These debenture redemption transactions do not typify RioCan's normal business activities and are not expected to reoccur on a regular basis. The Trust incurred costs of $20,549,000 related to the early extinguishment of its debentures payable.

7. ACCOUNTS PAYABLE AND OTHER LIABILITIES

	September 30, 2005	December 31, 2004
Property operating expenses and taxes	$ 43,284	$ 37,050
Tenant installation and capital expenditures	42,010	39,098
Distributions payable to unitholders	20,977	22,950
Unamortized differential between contractual and market interest rates on long term liabilities assumed at acquisition of income properties	17,215	15,728
Accrued interest	14,816	21,363
Deferred income	10,655	9,412
Unamortized differential between contractual and below market rents for in-place leases. at acquisition of income properties	1,447	1,108
Unfunded employee future pension benefits *(Note 11)*	1,360	1,121
Discontinued operations *(Note 2)*	4,029	9,645
	$ 155,793	$ 157,475

8. UNITHOLDERS' EQUITY

Three months ended September 30	2005		2004	
	Units	$	Units	$
Units outstanding, beginning of period	194,170	$ 1,873,352	180,221	$ 1,661,486
Units issued:				
Distribution reinvestment and direct purchase plans	598	12,224	415	6,476
Unit option plan	370	4,344	42	443
Value associated with unit option grants exercised	–	321	–	–
Unit issue costs	–	(71)	–	(88)
Units outstanding, end of period	195,138	$ 1,890,170	180,678	$ 1,668,317

Nine months ended September 30	2005		2004	
	Units	$	Units	$
Units outstanding, beginning of period	183,604	$ 1,702,820	178,050	$ 1,635,348
Units issued:				
Publicly	8,250	143,963	–	–
Distribution reinvestment and direct purchase plans	1,709	32,364	1,354	20,823
Unit option plan	1,575	17,015	1,274	12,270
Value associated with unit option grants exercised	–	321	–	–
Unit issue costs	–	(6,313)	–	(124)
Units outstanding, end of period	195,138	$ 1,890,170	180,678	$ 1,668,317

9. DISTRIBUTIONS TO UNITHOLDERS

Effective May 11, 2005, RioCan's Declaration requires it to distribute to its unitholders at least 80% of its annual recurring distributable income ("RDI").

RDI is defined by the Declaration and is based on the consolidated net earnings computed in accordance with GAAP adjusted as follows:

(a) by adding back to consolidated net earnings the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, deferred leasing costs, tenant improvements, value of tenant in-place lease agreements and customer relationships); (ii) losses on dispositions of real estate investments (other than losses on dispositions of properties held for resale); and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net earnings the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions of properties held for resale); (ii) amortization of the differential between contractual and market rents arising at the time of acquisition of income properties; and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line method for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

In accordance with (c) above, RioCan's Trustees have determined that it is appropriate to exclude the costs of early extinguishment of certain debentures payable (Note 6) from the determination of RDI as such costs are not representative of the Trust's: (i) ability to earn and distribute cash returns to unitholders; or (ii) ongoing operating performance.

RDI for the three and nine months ended September 30, 2005 and 2004 is as follows:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
Net earnings	$ 40,142	$ 40,373	$ 95,266	$ 122,343
Amortization of tangible capital assets	20,078	19,677	62,139	58,065
Amortization of deferred tangible leasing costs	3,880	2,638	12,992	6,904
Amortization of deferred intangible leasing costs	3,323	1,353	10,733	3,215
Impact of accounting for minimum rental revenue on a straight-line basis	(1,276)	(2,194)	(5,019)	(5,768)
Unit based compensation expense	493	202	1,288	477
Amortization of the differential between contractual and market rents on in-place leases	139	17	361	1
Impairment provisions	1,901	346	10,685	2,346
Costs of early extinguishment of debenture payables	–	–	20,549	–
Gain on sale of income properties	–	144	–	(3,214)
Recurring distributable income	68,680	62,556	208,994	184,369
Retention of recurring distributable income	(6,350)	(8,398)	(25,041)	(23,788)
Distributions to unitholders	$ 62,330	$ 54,158	$ 183,953	$ 160,581
Per unit				
Recurring distributable income	$ 0.352	$ 0.345	$ 1.079	$ 1.023
Retention of recurring distributable income	(0.032)	(0.045)	(0.129)	(0.130)
Distributions to unitholders	$ 0.320	$ 0.300	$ 0.950	$ 0.893

RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of RioCan's performance. The Trust's method of calculating RDI differs from certain other issuers' methods and, accordingly RDI as reported by the Trust may not comparable to such other issuers.

10. UNIT BASED COMPENSATION PLANS

(i) Incentive unit option plan

The Trust's incentive unit option plan for its employees ("the plan") provides for option grants to a maximum of 19,200,000 units. At September 30, 2005, 7,156,000 unit option grants remained available for issuance under the plan. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted under the plan through to December 31, 2003 vest at 20% per year from the grant date, being fully vested after four years. All options granted under the plan after December 31, 2003 vest at 25% per annum commencing on the first anniversary after the date of the grant, being fully vested after four years.

A summary of the status of the plan as at September 30, 2005 and 2004, and changes during the three and nine months ended on those dates are as follows:

Three months ended September 30	2005		2004	
Options	Units	Weighted average exercise price	Units	Weighted average exercise price
Outstanding, beginning of period	4,789	$ 14.81	4,773	$ 12.54
Exercised	(370)	$ 11.74	(42)	$ 10.09
Outstanding, end of period	4,419	$ 15.07	4,731	$ 12.56
Options exercisable at end of period	1,606	$ 12.83	2,506	$ 11.28

Nine months ended September 30	2005		2004	
Options	Units	Weighted average exercise price	Units	Weighted average exercise price
Outstanding, beginning of period	4,708	$ 12.57	4,909	$ 11.22
Granted	1,310	$ 18.84	1,100	$ 15.17
Exercised	(1,575)	$ 10.80	(1,274)	$ 9.63
Forfeited	(24)	$ 12.31	(4)	$ 12.60
Outstanding, end of period	4,419	$ 15.07	4,731	$ 12.56
Options exercisable at end of period	1,606	$ 12.83	2,506	$ 11.28
Weighted average fair value per unit of options granted during the period		$ 1.52		$ 0.97

(ii) Trustees' restricted equity unit ("REU") plan

The REU plan provides for an allotment of REUs to each non-employee trustee ("member"). The value of the REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units. Members are also entitled to be credited with REUs for distributions paid in respect of units of the Trust based on an average market price of the units. REUs vest three years from the date of issue and are settled by a cash payment equal to the number of vested REUs credited to the member based on an average market price of Trust units at the settlement date. At September 30, 2005 accounts payable and other liabilities include accrued REU unit based compensation of $328,000.

11. EMPLOYEE FUTURE BENEFITS

The Trust maintains several pension plans for its employees. The defined contribution pension plan incurred current service costs in the amount of $95,000 and $271,000 for the three and nine months ended September 30, 2005 ($84,000 and $241,000 for the comparative periods of 2004). The defined benefit pension plans benefits are based on a specified length of service, up to a stated maximum. A summary of the defined benefit pension plans for the three and nine months ended September 30, 2005 is as follows: ending balance of fair value of plan assets – $467,000 (December 31, 2004 – $317,000); ending balance of accrued benefit liability – $1,360,000 (December 31, 2004 – $1,121,000); and benefit expense – $116,000 and $346,000 for the three and nine months ended September 30, 2005 ($105,000 and $315,000 for the comparative periods of 2004).

12. CAPITALIZATION OF CARRYING COSTS

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Interest				
Interest expense	$ 36,663	$ 35,069	$ 109,720	$ 104,292
Capitalized to real estate investments	(2,725)	(1,959)	(7,566)	(5,859)
Net interest expense	$ 33,938	$ 33,110	$ 102,154	$ 98,433
General and administrative				
General and administrative expense	$ 4,977	$ 4,477	$ 15,216	$ 13,003
Capitalized to real estate investments	(514)	(533)	(1,582)	(1,644)
Net general and administrative expense	$ 4,463	$ 3,944	$ 13,634	$ 11,359

13. INVESTMENT IN CO-OWNERSHIPS

Summarized financial information relating to the Trust's share of continuing operations co-ownership activities is summarized as follows:

Balance Sheets

	September 30, 2005	December 31, 2004
Assets	$ 891,673	$ 853,095
Liabilities	535,529	548,864

Statements of Earnings

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Rental revenue	$ 30,823	$ 30,866	$ 93,058	$ 90,504
Net earnings	7,864	7,571	22,632	22,140

Contingencies and commitments (Note 16)

14. CHANGE IN NON-CASH OPERATING ITEMS

Cash provided by (used in)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
Decrease (increase) in amounts receivable	$ 7,888	$ 5,813	$ (315)	$ 11,379
Decrease (increase) in mortgage interest receivable	(103)	41	(1,062)	6,745
Increase in prepaid expenses and other assets	(3,152)	(1,233)	(20,309)	(23,733)
Increase (decrease) in accounts payable and other liabilities	(10,579)	(7,046)	181	(3,235)
Other	(1,837)	(2,225)	498	1,534
	$ (7,783)	$ (4,650)	$ (21,007)	$ (7,310)

15. SEGMENTED DISCLOSURES

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

16. CONTINGENCIES AND COMMITMENTS

(a) Guarantees

The Trust has provided guarantees on behalf of third parties, including certain RioCan partners and co-owners for their share of mortgages payable, and for assumptions of mortgages by purchasers' on property dispositions. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At September 30, 2005 such guarantees amounted to $436,000,000 and expire between 2006 and 2034. No amount has been provided for in these financial statements as the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

(b) Contractual obligations on real estate investments

(i) The Trust has entered into an agreement to acquire interests (ranging from 50% to 100%) in four shopping centres. These acquisitions are being completed in stages as leasable area is occupied by tenants. The purchase prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. The remaining expenditure obligations under this agreement, comprising approximately 1,350,000 square feet, for the years ending December 31 are estimated at: 2005 – $73,000,000; 2006 – $149,000,000; and 2007 – $66,000,000.

(ii) The Trust has entered into commitments to acquire land for development comprising 67 acres for aggregate purchase prices of $25,500,000. These acquisitions are expected to close during the fourth quarter of 2005.

(c) Costs to complete properties under development

The estimated costs to complete properties under development for the years ending December 31 are estimated at: 2005 – $44,200,000; 2006 – $163,200,000; 2007 – $87,800,000; and 2008 – $19,100,000.

The terms "RioCan", "the Trust", "we", "us" and "our" in the following Management's Discussion and Analysis ("MD&A") refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the three and nine months ended September 30, 2005 and 2004. Our MD&A should be read in conjunction with our consolidated financial statements and our MD&A including the section on "Risks and Uncertainties" for the two years ended December 31, 2004 and 2003. Historical results and percentage relationships contained in our interim and annual consolidated financial statements and MD&As, including trends which might appear, should not be taken as indicative of our future operations.

Advisory: Certain information presented in this MD&A contains forward-looking statements based on our estimates and assumptions that are subject to risks and uncertainties. This could cause our actual results to differ materially from the forward-looking statements contained in this discussion. Except as required by applicable law, RioCan undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

We are an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by assets and total stock market capitalization.

At September 30, 2005:

- We had ownership interests in a portfolio of 188 shopping centres comprising 28.4 million square feet with a portfolio occupancy rate of 96.8%;
- Currently we have projects under development that when completed will comprise 4.7 million square feet, of which our owned interest will be 2 million square feet;
- 81.5% of our annualized gross rental revenue was derived from, and 81.7 % of our space was leased to, national and anchor tenants;
- Over 50.6% of annualized gross rental revenue was derived from our 25 largest tenants;
- 11.6% of our annualized gross rental revenue came from national and regional grocery supermarket chains;
- No individual tenant comprised more than 6.7% of the portfolio's annualized gross rental revenue; and
- We had approximately 4,900 individual tenancies.

VISION AND BUSINESS STRATEGY

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We do so by following a strategy of owning, developing, managing and operating Canadian retail real estate.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of maintaining and creating stable and growing distributable income ("recurring distributable income" or "RDI", a non-GAAP measure for which a reconciliation to net earnings can be found in our discussion under Distributions to Unitholders).

The specific retail areas in which we invest are:

- Neighbourhood convenience unenclosed centres.

  Neighbourhood convenience unenclosed centres are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers.

- New format retail centres.

  A significant portion of RioCan's portfolio consists of new format retail centres – large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (state of the art movie theatres, large-format bookstores and restaurants) and a fashion component.

- Dominant enclosed malls in smaller urban areas.

  We invest in dominant enclosed malls in smaller urban areas that have consistently experienced population growth. Such centres are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers.

Our increasing focus is to own properties mainly in those primary Canadian markets that have consistently experienced population growth, being: Toronto, Ontario; Calgary, Alberta; Edmonton, Alberta; Vancouver, British Columbia; Ottawa, Ontario; and Montreal, Quebec. RioCan also enjoys ownership of properties in strong secondary markets which show growth and where our long-term goal is to own the dominant centres in those markets, such as Kingston, Ontario and Quebec City, Quebec. However, the above stated general direction will not preclude the acquisition of stable and low risk retail properties outside primary growth areas.

Generally the tenants in our convenience-oriented shopping centres service the day-to-day needs of the general population. Should vacancies occur in these types of centres, it is generally easier to find replacement tenants then in shopping centres with more fashion oriented retailers. As a result, such convenience-oriented centres are generally more stable and lower risk retail properties.

Given that we have a full range of real estate related in-house functional capabilities, we have also developed a strategy of enhancing RDI by leveraging these capabilities through pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added activities. Such initiatives may be undertaken on our own or with partners. Programs commenced under this strategy include:

- The RioCan Retail Value Limited Partnership ("RRVLP"), a partnership that acquires properties for purposes of redevelopment or repositioning with the intention of resale; and
- Properties acquired or developed for resale (both directly, and indirectly through our mezzanine lending program).

These programs are further discussed under Asset Profile.

The key measures by which management evaluates its success in the achievement of its objectives are: (i) growth in RDI; and (ii) growth and stability of cash distributions to unitholders. A review of these key measures is found in our discussion under Distributions to Unitholders.

Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, we have a single reportable segment for disclosure purposes in accordance with Canadian generally accepted accounting principles ("GAAP").

OUTLOOK

Our objectives for 2005 have been: (i) continue enhancing the quality of our real estate portfolio as measured by the stability, reliability and growth of the resulting cash flows; and (ii) achieve growth in RDI per unit.

These objectives are premised on the following assumptions:

- The general economy remains stable;
- Interest rates are relatively stable;
- Acquisition capitalization rates are stable;
- Competition for acquisitions of shopping centres is intense; and
- Equity and debt markets provide access to capital.

Initiatives undertaken by RioCan during 2005 to help achieve these objectives include:

- Continuing to enhance the quality of our real estate portfolio.

  We have substantially completed the disposition of two portfolios of smaller market enclosed malls consistent with our strategy of increasingly owning properties in higher growth markets (see Asset Profile and Highlights).

- New format retail development projects undertaken both with and without partners.

  We currently have projects under development that when completed will comprise 4.7 million square feet, of which our owned interest will be 2 million square feet (see Asset Profile and Highlights).

- Continuing focus on land use intensification at our existing properties.

  As a normal part of our business, we expand and redevelop existing shopping centres to create additional value from what we already own (see Asset Profile and Highlights).

- Continuing to pursue strategic alliances with partners for both core investment opportunities and non-core investment value-added activities.

  We have commenced new joint venture development projects and continued to grow existing joint venture relationships (see Asset Profile and Highlights).

- Working to further reduce RioCan's cost of capital.

  We have redeemed certain series of our senior unsecured debentures payable ("debentures"), which resulted in a reduction of our debt portfolio weighted average interest rate to 6.18% per annum at September 30, 2005 from 6.75% per annum at December 31, 2004 and in an effective increase in our maximum allowable total debt levels up to 60% of aggregate assets from 55% (see Capital Structure and Liquidity).

The achievement of our objectives is partially dependent on successful mitigation of business risks, which is discussed in our MD&A including the section on "Risks and Uncertainties" for the two years ended December 31, 2004 and 2003. RioCan believes it has identified and mitigated such risks to the extent practical.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

- On July 26, 2005 RioCan completed a portfolio disposition to Retrocom Mid-Market REIT ("Retrocom Transaction") comprising seven enclosed mid-market malls for $182 million. As part of the transaction, Retrocom assumed existing mortgages payable of approximately $89.7 million (of which $72.5 million continues to be guaranteed by the Trust) and RioCan took back a secured convertible debenture of $30 million with a three year term bearing interest at 4.5% per annum. The balance of the purchase price was paid in cash. We will perform all property management functions for this portfolio for a period of three years from the close of the transaction.

- On August 4, 2005 we completed the acquisition of interests in four theatre locations from Cineplex Galaxy Income Fund comprising 325,000 square feet for $58.2 million. The four theatre locations are the Colossus Vaughan, Coliseum Ottawa, Cineplex Odeon North Edmonton Cinemas and Cineplex Odeon Beauport Cinemas.

- On August 15, 2005 we completed the acquisition of a Staples/Business Depot tenanted site and 12.5 acres of land adjacent to our existing Rona Centre (totaling 180,200 square feet) thereby assembling a 28.8 acre development and redevelopment site in Toronto, Ontario. Planning is currently underway for the additional development, with actual construction of the expansion expected in 2007. This site is complementary with our existing Wal-Mart anchored centre, RioCan Warden a 232,000 square foot new format retail centre which is tenanted by national retailers such as Winners, Future Shop, Mark's Work Wearhouse, Reitmans and The Shoe Company. On completion of this development our ownership will be 598,000 square feet.

- On August 30, 2005 we completed the acquisition of 2290 Cambie Street, in Vancouver, British Columbia, a newly constructed 149,000 square foot 4-storey retail facility for a purchase price of $44.5 million. The complex recently opened for business and is fully tenanted by Canadian Tire and Best Buy, with long term leases of twenty and fifteen years, respectively. With city land densification projects on the rise, this multi-level concept allows large format retailers to open locations in urban sites, which until recently have been difficult to obtain due to planning restrictions and the lack of available land.

- We created a joint venture with Tribute Communities, a regional residential developer. The objective of the joint venture is to develop a mixed-use building (retail and residential) at the corner of Avenue Road and St. Germain Avenue, in Toronto, Ontario, encompassing our existing RioCan owned retail facility. The joint venture described above is conditional upon completion of final zoning approvals being achieved to the satisfaction of both parties.

- On September 12, 2005 we announced that we commenced development of RioCan Centre Milton in Milton, Ontario. RioCan Centre Milton comprises 31 acres and is over 80% pre-leased and upon completion, will total approximately 293,000 square feet of leasable area anchored by Home Depot and a national supermarket chain (both retailer owned), and Cineplex. The centre will also feature a strong mix of national and regional tenants including The Beer Store, Boston Pizza, Casey's, Super Cuts and two Canadian chartered banks. Construction is underway and store openings will be phased-in beginning spring 2006.

- On September 13, 2005 we announced greenfield development joint ventures with Trinity Development Group Inc. ("Trinity"), for which construction has commenced or is imminent. Five shopping centre sites will be developed into approximately 2.1 million square feet of retail space (including retailer owned anchors totaling 807,000 square feet) at an estimated total cost of $253 million. The five developments, four in Ontario and one in Alberta, are as follows:

  1. The largest development, RioCan Beacon Hill, located in northwest Calgary, Alberta will be developed into approximately 774,000 square feet of new format retail and will be constructed in two phases. Phase one, which will consist of 441,000 square feet, is 100% sold or leased. The first phase will be anchored by Costco and Home Depot (both retailer owned), and will be tenanted by, amongst others, Winners, Linens N Things, Michaels, Golf Town, Petsmart, Royal Bank and TD Canada Trust. Construction of phase one has commenced and will be completed by the summer of 2006. Phase two will be anchored by Canadian Tire and tenanted by, amongst others, Staples/Business Depot and Mark's Work Wearhouse. Phase two construction will commence in 2006 and is expected to be completed in 2007.

  2. Also currently under construction at Innes Road and Lanthier Drive in Ottawa, Ontario, is about 376,000 square feet of new format retail space anchored by a retailer owned Loblaws (180,000 square feet). This 90% pre-leased centre will be tenanted by retailers including Winners, Linens N Things, LCBO, Michaels, Montana's Cookhouse and Swiss Chalet. Construction is expected to be completed by the summer of 2006.

  3. Site work has commenced on a development in Hamilton, Ontario. Upon completion, this unenclosed shopping centre will comprise approximately 260,000 square feet and will be anchored by Loblaws (112,000 square feet retailer owned) and Rona, along with 35,000 – 40,000 square feet of retail space. Rona is expected to be completed by the end of 2006 and construction of the remaining buildings is expected to be completed by the spring of 2007.

  4. A site in Milton, Ontario will be developed into an unenclosed shopping centre of about 246,000 square feet. The 85% pre-leased centre will be anchored by retailer owned Loblaws (150,000 square feet) and will include other national tenants such as LCBO, Blockbuster, Bulk Barn, Wendy's and TD Canada Trust. Closing of the purchase and commencement of construction will take place in spring 2006, and is expected to be completed later that year.

  5. Over 80% pre-leased, a site in Richmond Hill, Ontario will be developed into a 495,000 square foot new format retail centre. This centre will be anchored by a retailer owned Home Depot (145,000 square feet) and will be tenanted by, amongst others, Winners, HomeSense, Linens N Things, Staples/Business Depot and Michaels. Closing on the site is expected to take place by the end of this year. Construction is expected to begin in 2006 and to be completed by the spring of 2007.

RioCan will be providing all management and leasing services for the RioCan Trinity joint venture shopping centres upon completion of construction.

ASSET PROFILE

Income Properties

Our income properties are comprised of three distinct components, being:

1. Long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above) including deferred tangible and intangible leasing costs;
2. Real estate investments accounted for using the equity method ("equity-accounted for investments"); and
3. Properties held for resale (properties for which there is no intention of their being used on a long term basis and which are intended to be sold by us in the ordinary course of business).

Each of these components of income properties is discussed below.

The change in total income properties during the three and nine months ended September 30, 2005 and 2004 is as follows:

	Three months ended September 30, Net book value		Nine months ended September 30, Net book value	
(THOUSANDS OF DOLLARS)	2005	2004	2005	2004
Balance, beginning of period	$ 3,811,072	$ 3,501,111	$ 3,699,491	$ 3,405,577
Acquisitions of income properties	163,845	25,060	296,449	209,139
Acquisition and development of properties held for resale	18,564	288	25,833	9,493
Dispositions:				
Income properties including impairment provisions	(233,803)	–	(244,095)	(80,826)
Properties held for resale	(5,628)	(66)	(35,848)	(25,179)
Tenant installation costs	3,586	3,890	13,671	11,741
Net transfers between real estate investments and other	20,394	19	80,550	44,231
Amortization expense	(26,931)	(23,305)	(84,952)	(67,179)
Balance, end of period	$ 3,751,099	$ 3,506,997	$ 3,751,099	$ 3,506,997

The gross leasable area of RioCan's owned interest of total income properties at September 30, 2005 and 2004 is as follows:

	Three months ended September 30,		Nine months ended September 30,	
(SQUARE FEET IN THOUSANDS)	2005	2004	2005	2004
Balance, beginning of period	29,870	28,290	29,764	27,809
Additions	784	106	1,409	1,187
Dispositions	(2,285)	–	(2,905)	(979)
(Re) development and other	9	5	110	384
Balance, end of period	28,378	28,401	28,378	28,401

1. Long-lived Income Properties (including Income Properties Held for Sale and Discontinued Operations)

Long-lived income properties are core investments and are comprised of land, buildings, tangible leasing costs, and the value of in-place leasing costs and the value of customer relationships (reported as deferred intangible leasing costs) identified at acquisition.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant allowances and other leasing costs including certain costs associated with our internal leasing professionals. The costs associated with our internal leasing staff are primarily compensation costs.

The fair value of our income properties is considerably in excess of the carrying amounts of these assets. GAAP requires us to continually evaluate the recoverability of the net carrying amount of each individual real estate investment and generally does not permit the netting of unrealized gains and losses on an aggregate asset basis. We recognize the impairment of an asset when the carrying value of that asset exceeds the total undiscounted future cash flows expected from the use and eventual disposal of the asset. The impairment charge recognized by us is measured as the amount by which the carrying value of the asset exceeds its fair value.

During the second quarter of 2005 we recognized $5 million of impairment provisions (included in continuing operations) on our long-lived income properties. During the second quarter of 2004 we recognized $2 million in an impairment provision (included in continuing operations) on a long-lived income property. The impairment provisions for both periods primarily arise as a result of disposition transactions.

The completion of the Retrocom Transaction resulted in us realizing a $5.7 million loss on this portfolio disposition, including an impairment provision of $3.8 million which we recognized in the second quarter of 2005 (included in discontinued operations).

Co-Ownership Activities included in Long-Lived Income Properties

We have joint investments with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. At September 30, 2005 these joint investments ("RioKim") were comprised of interests in 29 properties aggregating approximately 7.8 million square feet of which our share of the book value was approximately $537 million. There were no new income property acquisitions during the first nine months of 2005. In certain transactions RioCan provides guarantees on behalf of third parties, including certain partners and co-owners for their shares of mortgages payable. At September 30, 2005 RioCan, on behalf of Kimco, provided $234.2 million of guarantees on mortgages payable for Kimco's share of properties held in RioKim, for which we receive guarantee fees. Our strategic alliance with Kimco originally provided that we grant them with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan, which commitment expired on January 18, 2003. We continue joint investments on an ongoing basis and RioCan continues to provide property management, development and leasing services for all the properties that are owned in RioKim.

On October 6, 2004 we announced that RioCan and the Canada Pension Plan Investment Board ("CPPIB") have formed a strategic alliance to acquire, on a 50/50 basis, premier regional power centres of 750,000 square feet or more of gross leasable area in Canada of which at least 500,000 square feet are not owned by their occupants. It is the intention that properties acquired in this joint venture will remain core, long term holdings for both RioCan and CPPIB. This strategic alliance provides that RioCan and CPPIB have a mutual right of first refusal to acquire 50% of regional power centre investment opportunities in Canada undertaken by either party for two years. RioCan will provide property management, asset management, leasing, development and construction management services for centres acquired with CPPIB. This joint venture has not yet completed or committed to any asset acquisitions.

2. Equity-Accounted for Investments

Equity-accounted for investments were $15.3 million at September 30, 2005 and $15.5 million at December 31, 2004. The underlying assets of our equity-accounted for investments are primarily properties held for resale through RRVLP.

We have a 15% equity interest ($13.5 million at September 30, 2005) in RRVLP. RRVLP was formed in August 2003 with a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") and a 25% participation by the Ontario Municipal Employees Retirement System ("OMERS"). The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years.

At September 2005 the partners had committed to the full $200 million investment commitment agreed to by the participants and RRVLP expects to complete the investment period before the end of 2005. Over the course of the investment period the Partnership has invested in 12 centres aggregating approximately 3.4 million square feet. Two properties have already been sold. The holding period will commence later this fall and is set at a maximum of four years. It is the intention of the partners to then monetize the investment.

TIAA-CREF, with more than US$300 billion in assets under management, is a national financial services provider and retirement system for higher education and research employees. OMERS, managing about $32 billion in net investment assets, is one of Canada's largest pension funds providing retirement benefits to almost 340,000 active and retired members on behalf of over 900 local government employers across Ontario.

RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the partnership.

Transactions with RRVLP

We have entered into a portfolio disposition transaction comprising four enclosed malls at market terms and conditions with RRVLP. We will continue to manage these properties and earn market based asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by RRVLP.

During the three months ended September 30, 2005 we completed the disposition of two such properties to RRVLP for net cash proceeds of $51.3 million. Additionally, in June 2005 we completed the disposition of one property, classified by us as a property held for resale, to RRVLP resulting in a gain of $4 million for net cash proceeds of $9.4 million and the assumption of a mortgage payable of $12 million by RRVLP. We continue to guarantee the obligations under the mortgage payable.

The disposition of the fourth property to RRVLP is expected to be completed by the end of 2005 for a sale price of $10.3 million.

During the second quarter of 2005, we recognized an impairment provision of approximately $2 million on the disposition of the property portfolio to RRVLP, which is included in the $5 million of impairment provisions related to continuing operations.

GAAP requires us to defer the recognition of disposition gains of approximately $2 million relating to our retained interest in the same portfolio as a result of our 15% equity investment in RRVLP.

In August 2005 RioCan acquired a 175,000 square foot retail property from RRVLP for cash consideration of $14.3 million and the assumption of a mortgage payable of $11.2 million.

GAAP considers two or more parties related when an investor accounts for an investment using the equity method. As we account for RRVLP by the equity method, the above transactions with RRVLP are related party transactions for GAAP purposes.

3. Properties Held for Resale

As discussed above (see Vision and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. Properties held for resale are properties acquired for which we have no intention of their being used on a long term basis and plan to dispose of such properties in the ordinary course of business. We expect to earn a return on these assets through a combination of property operating income earned during the short holding period and sales proceeds. No building amortization is recorded on properties held for resale.

Properties Under Development

We have a development program primarily focused on new format retail centres. The provisions of our Declaration have the effect of limiting investments in (assets supported by) non-income producing properties to no more than 15% of the book value of unitholders' equity. Such developments may also be undertaken with established developers either on a co-tenancy basis or by providing them with mezzanine financing on a participating mortgage basis. RioCan's policy is not to acquire or fund significant expenditures for undeveloped land unless it is zoned and generally an acceptable level of space has been pre-leased/pre-sold. An advantage of unenclosed, new format retail is that it lends itself to phased construction keyed to leasing levels, which avoids the creation of meaningful amounts of vacant space.

As a normal part of our business, we expand and redevelop existing shopping centres to create additional value from what we already own. In making the initial acquisition decision, we recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements and tenant installation costs into consideration at the time of acquisition.

The costs related to these (re)development activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt.

During the three and nine months ended September 30, 2005 and 2004 the change in properties under development is as follows:

(THOUSANDS OF DOLLARS)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Balance, beginning of period	$ 166,496	$ 89,961	$ 130,592	$ 101,615
New format retail developments	36,262	6,394	104,632	22,154
Repositioning and land use intensification	3,374	7,475	28,521	29,084
Net transfers between real estate investments and other	(24,394)	5,701	(82,007)	(43,322)
Balance, end of period	$ 181,738	$ 109,531	$ 181,738	$ 109,531

We also invest capital on an ongoing basis for the maintenance of our properties. Typical costs incurred are for roof replacement programs and the repaving of parking lots. Tenant leases generally provide for the ability of the landlord to recover such costs from tenants as operating costs.

Mortgages Receivable

At September 30, 2005 and December 31, 2004 the components of our mortgages and loans receivable are as follows:

(THOUSANDS OF DOLLARS)		September 30, 2005		December 31, 2004
Mortgages and loans receivable from co-owners	$	19,071	$	3,178
Participating mortgages and loans receivable		6,567		17,292
Other mortgages and loans receivable		66,554		22,159
	$	92,192	$	42,629

Mortgages and loans receivable from co-owners bear interest at rates ranging between 7% and 11% per annum with a weighted average quarter end rate of 7.43% per annum. The mortgages and loans receivable from co-owners mature between 2005 and 2015. Prior to maturity, the mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Participating mortgages and loans receivable bear interest at rates ranging from 7% to 11% per annum and entitle the Trust to a share of the income generated by the properties securing those mortgages ("the properties"). We have options to purchase (and the borrowers have options to require us to purchase) an interest (generally between 33 1/3% and 50%) in the properties. These participating mortgages and loans will be repaid from the cash flows generated from the exercise of our options to purchase the properties and from operating and capital transactions relating to the properties, subject to a fifteen year maximum term.

Other mortgages and loans receivable bear interest at rates varying from 4.5% to 12% per annum with a weighted average quarter end rate of 6.28% per annum. Future repayments for the years ending December 31 are due as follows:

(THOUSANDS OF DOLLARS)		Total
Year ending December 31, 2005	$	1,833
2006		13,055
2007		7,117
2008		30,249
2009		–
Thereafter		14,300
	$	66,554

The changes in mortgages and loans receivable during the three and nine months ended September 30, 2005 and 2004 are as follows:

(THOUSANDS OF DOLLARS)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Balance, beginning of period	$ 51,730	$ 58,894	$ 42,629	$ 81,293
New principal advances	19,931	5,718	42,526	19,031
Vendor-take-back mortgages on property dispositions	30,000	2,700	37,962	2,700
Principal repayments	(9,581)	(12,977)	(30,081)	(41,985)
Interest receivable and other	112	(41)	(844)	(6,745)
Balance, end of period	$ 92,192	$ 54,294	$ 92,192	$ 54,294

Changes in cash advances on mortgages and loans receivable during the three and nine months ended September 30, 2005 and 2004 are commensurate with the increased focus by us on greenfield development which is also undertaken by us on a co-tenancy basis. The vendor-take-back mortgages on property dispositions for 2005 primarily relate to the Retrocom Transaction.

Mortgage and loan receivable principal repayments were primarily repaid by borrowers with the proceeds from our property acquisitions of the borrowers' interests in certain properties that we had financed through participating and co-owners mortgage loans. Other repayments during 2005 and 2004 included cash flows generated from operating and capital transactions relating to the underlying properties and principal repayments at maturity.

Other Working Capital Operating Items

Receivables and other assets increased to $97.7 million at September 30, 2005 from $63.7 million at December 31, 2004. This increase is largely attributable to: (i) an increase in prepaid property taxes resulting from the timing of installment payments; (ii) an increase in deferred debt financing costs relating to the issuance of the Series E, F, G and H debentures payable; (iii) an increase in deferred rents receivable arising as a result of recognizing rental revenue on a straight-line basis; and (iv) an increase in deposits on property acquisitions.

Accounts payable and other liabilities decreased to $155.8 million at September 30, 2005 from $157.5 million at December 31, 2004. This change is mainly due to: (i) an increase in accrued property operating costs relating to property taxes; (ii) an increase in accounts payable and accrued liabilities relating to tenant installation and capital expenditures; (iii) an increase in the differential between stated and market interest rates on long term debt assumed at the acquisition of income properties; partially offset by (iv) a decrease in accrued debenture interest resulting from the redemption of the Series A, C and RealFund A debentures payable; and (v) a decrease in distributions payable to unitholders resulting primarily from the special distribution of $0.02 per unit payable to unitholders of record on December 31, 2004.

Changes in Non-Cash Operating Items

The changes in cash flows relating to other non-cash operating items (i.e. working capital) during the three and nine month period ended September 30, 2005 and 2004 are as follows:

(THOUSANDS OF DOLLARS) Cash provided by (used in)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Decrease (increase) in amounts receivable	$ 7,888	$ 5,813	$ (315)	$ 11,379
Decrease (increase) in mortgage interest receivable	(103)	41	(1,062)	6,745
Increase in prepaid expenses and other assets	(3,152)	(1,233)	(20,309)	(23,733)
Increase (decrease) in accounts payable and other liabilities	(10,579)	(7,046)	181	(3,235)
Other	(1,837)	(2,225)	498	1,534
	$ (7,783)	$ (4,650)	$ (21,007)	$ (7,310)

CAPITAL STRUCTURE AND LIQUIDITY

Debt

Standard & Poor's ("S&P") and Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). At both September 30, 2005 and 2004: (i) S&P provided the Trust with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's debentures; and (ii) DBRS provided the Trust with a credit rating of BBB (stable) relating to RioCan's debentures. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both agencies.

At September 30, 2005 our aggregate indebtedness was $2.39 billion as compared to $2.21 billion at December 31, 2004. At September 30, 2005 the composition of our aggregate indebtedness is: (i) mortgages payable of $1.72 billion; and (ii) debentures payable of $670 million.

RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of income properties). At September 30, 2005 our indebtedness was 53.8% of aggregate assets and we could therefore incur additional indebtedness of $691 million and still not exceed a 60% leverage limit.

Debentures Payable

At September 30, 2005 we had five series of debentures outstanding totaling $670 million as compared to debentures outstanding totaling $448.7 million at December 31, 2004.

At December 31, 2004 RioCan's Series A, B, C and RealFund A debentures had a covenant pattern that effectively limited our indebtedness to 55% of aggregate assets. As a measure to reduce our marginal cost of capital, and since our Declaration provides for maximum total debt levels up to 60% of aggregate assets, in the first quarter of 2005 we redeemed the following series of debentures for purposes of eliminating this leverage limiting covenant pattern:

- On March 11, 2005 we redeemed the following debentures: (a) $13.7 million Series A at a redemption price of $109.809 per $100 principal amount for cash consideration of $15 million; and (b) $125 million Series C at a redemption price $103.797 per $100 principal amount for cash consideration of $129.7 million; and
- On March 31, 2005 we redeemed the $150 million RealFund Series A at a redemption price of $108.423 per $100 principal amount for cash consideration of $162.6 million. On April 25, 2005 we repaid our $50 million Series B debentures at their maturity.

The completion of these debenture redemption transactions in the first quarter of 2005, coupled with the repayment on maturity of our April 25, 2005 Series B debentures, has resulted in our being able to take advantage of our leverage limit of 60% of aggregate assets.

These debenture redemption transactions required RioCan to recognize in net earnings the costs of early extinguishment of debentures payable of $20.5 million, which are comprised of:

- Redemption premiums of $18.7 million;
- Transaction costs of $100,000; and
- Write-offs of unamortized debt financing costs of $1.7 million.

The redemption premiums can be viewed to substantially consist of the "prepayment" of the differential between the contractual and current market interest rates, with the result that a substantial majority of such costs will be offset by reduced interest expense in the next few years. These redemption costs were incurred to enable us to increase our leverage and are not expected to reoccur and do not typify our normal business activities. GAAP defines such infrequent transactions not incurred in normal business activities as an unusual item.

RioCan's Declaration does not provide specific guidance for transaction costs resulting from the early extinguishment of our debentures. However, the Declaration provides us with the discretion to determine and approve additional non-specified adjustments to the computation of RDI, as our Board of Trustees deems appropriate. Our Trustees have determined that it is appropriate to exclude the costs of early extinguishment of these debentures payable from the determination of RDI as such costs are not representative of RioCan's: (i) ability to earn and distribute cash returns to unitholders; or (ii) ongoing operating performance.

During the first nine months of 2005 we completed the following debenture issue transactions:

- On January 4, 2005 we issued $110 million Series E debentures, maturing January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually;
- On March 8, 2005 we issued $200 million Series F debentures, maturing March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually;
- On March 11, 2005 we issued $150 million Series G debentures, maturing March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually; and
- On June 15, 2005 we issued $100 million Series H debentures, maturing June 15, 2012, bearing interest at 4.70% per annum, payable semi-annually.

These debenture refinancing initiatives have: (i) enabled RioCan to lock in long term financing at lower interest rates and reduced our refinancing requirements through to 2008; and (ii) provided us with the ability to finance future acquisitions with lower cost debt capital.

Mortgages Payable

At September 30, 2005 we had mortgages payable outstanding of $1.72 billion as compared to $1.77 billion at December 31, 2004. The vast majority of our mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs and higher loan-to-value ratios than would otherwise be obtained.

The interest rates on our mortgages payable range from 3.91% to 11.88% per annum with a September 30, 2005 quarter end weighted average contractual interest rate of 6.86% per annum. The cost of income properties includes the differential between contractual and market interest rates on long term debt assumed by us at the date of acquisition of our income properties. Calculated on this basis, we have a September 30, 2005 quarter end weighted average interest rate of 6.61% per annum on our mortgage indebtedness.

The change in our mortgages payable during the three and nine months ended September 30, 2005 and 2004 resulted primarily from:

(THOUSANDS OF DOLLARS)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
Balance, beginning of period	$ 1,746,518	$ 1,719,806	$ 1,765,699	$ 1,720,341
Borrowings:				
New borrowings	90,665	27,011	192,626	94,722
Assumed on the acquisition of properties	29,673	9,684	54,343	52,836
Principal repayments:				
Scheduled amortization	(11,568)	(11,282)	(33,287)	(31,647)
At maturity and other	(48,105)	(14,454)	(146,737)	(72,039)
Assumption of mortgages by purchasers' on disposition of properties	(89,713)	–	(115,174)	(33,538)
Balance, end of period	$ 1,717,470	$ 1,730,765	$ 1,717,470	$ 1,730,675

Aggregate Debt Maturities

On a combined basis, our mortgages and debentures payable bear a September 30, 2005 quarter end weighted average contractual interest rate of 6.29% with a weighted average term to maturity of 5.6 years, and have repayments for the next five years are as follows:

(THOUSANDS OF DOLLARS)	Scheduled principal amortizations	Principal maturities: Mortgages payable	Debentures payable	Total
Year ending December 31, 2005	$ 12,290	$ 12,611	$ –	$ 24,901
2006	45,757	78,532	–	124,289
2007	45,098	193,653	–	238,751
2008	41,110	160,596	110,000	311,706
2009	38,606	185,660	110,000	334,266
Thereafter	163,915	739,642	450,000	1,353,557
	$ 346,776	$ 1,370,694	$ 670,000	$ 2,387,470

We expect that all maturities will be refinanced or repaid in the normal course.

At September 30, 2005 we have revolving lines of credit in place totaling $103.5 million with major Canadian financial institutions, against which $22.1 million of letters of credit were drawn. These facilities are subject to annual renewal and are secured by first charges against certain income properties.

Equity

Unit issuances during the three and nine months ended September 30, 2005 and 2004 are as follows:

	Three months ended September 30,				Nine months ended September 30,			
	2005		2004		2005		2004	
(IN THOUSANDS)	Units	$	Units	$	Units	$	Units	$
Balance, beginning of period	194,170	$1,873,352	180,221	$1,661,486	183,604	$1,702,820	178,050	$1,635,348
Units issued:								
Public issues	–	–	–	–	8,250	137,890	–	–
Distribution reinvestment and direct purchase plans	598	12,211	415	6,387	1,709	32,324	1,354	20,707
Unit option plan	370	4,286	42	444	1,575	16,815	1,274	12,262
Value associated with unit option grants exercised	–	321	–	–	–	321	–	–
Balance, end of period	195,138	$1,890,170	180,678	$1,668,317	195,138	$1,890,170	180,678	$1,668,317

We provide long term incentives to certain employees by granting options through a unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting unit based compensation is to encourage plan members to acquire an ownership interest in us over time and acts as a financial incentive for such persons to act in the long term interests of RioCan and its unitholders. A further 7.2 million units are available for issuance under the unit option plan.

Additionally, we have a Restricted Equity Unit ("REU") plan which provides for an allotment of REUs to each non-employee trustee. The value of the REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units.

During the nine months ended September 30, 2005 we granted 1.3 million unit options (Nil during the third quarter) under the unit option plan as compared to 1.1 million unit options (Nil during the third quarter) for the corresponding periods in the preceding year.

Distributions to Unitholders

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders.

S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITs and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating at both September 30, 2005 and 2004 was SR-2. This rating category reflects a low variability and strong sustainability of cash distribution stability relative to other Canadian REITs and income trusts.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At both September 30, 2005 and 2004 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

Distributions to our unitholders during the three and nine months ended September 30, 2005 and 2004 are as follows:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)	Three months ended September 30, 2005	2004	Increase	Nine months ended September 30, 2005	2004	Increase
Distributions to unitholders	$ 62,330	$ 54,158	15%	$ 183,953	$ 160,581	15%
Distribution reinvested in the dividend reinvestment program	(12,211)	(6,387)		(32,324)	(20,707)	
Net cash outflow for distributions to unitholders	$ 50,119	$ 47,771		$ 151,629	$ 139,874	
Distributions to unitholders per unit	$ 0.3200	$ 0.3000	7%	$ 0.9500	$ 0.8925	6%

At our May 11, 2005 Annual and Special Meeting of Unitholders our unitholders approved an amendment to the Declaration to provide our Trustees with the authority to permit us to retain up to 20% (distributing to unitholders at least 80%) of our annual RDI per unit with the balance being retained by us for use in our operations. We believe that this discretion is desirable to ensure that we maintain adequate reserves to meet all of our financial obligations, and fund ongoing capital requirements and future growth. While this amendment will permit us to retain more of our RDI, we do not intend to reduce our distributions to unitholders but rather will reduce the payout ratio over time by retaining a greater proportion of the growth in our RDI.

RDI is a measure of RioCan's ability to earn and distribute cash returns to unitholders and is intended to be a measure that is representative of RioCan's operating performance. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. Our method of calculating RDI differs from certain other issuers' methods and, accordingly, RDI as we report may not be comparable to other issuers.

RioCan's RDI is defined by its Declaration and is based on consolidated net earnings adjusted for: (i) non-cash items (such as building and leasing cost amortization, straight-line and market rent differentials); (ii) items not representative of operating performance (such as gains (losses) on disposal of long-lived income properties); and (iii) any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

As previously discussed under Debt, RioCan's Declaration does not provide specific guidance for transaction costs resulting from the early extinguishment of debentures and our Trustees have determined that our exclusion of these early extinguishment costs from the determination of RDI is appropriate in that such costs are not representative: (i) of RioCan's ability to earn and distribute cash returns to unitholders; nor (ii) its ongoing operating performance.

Our RDI for the three and nine months ended September 30, 2005 and 2004 is as follows:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Net earnings	$ 40,142	$ 40,373	$ 95,266	$ 122,343
Amortization of tangible capital assets	20,078	19,677	62,139	58,065
Amortization of deferred tangible leasing costs	3,880	2,638	12,992	6,904
Amortization of deferred intangible leasing costs	3,323	1,353	10,733	3,215
Impact of accounting for minimum rental revenue on a straight-line basis	(1,276)	(2,194)	(5,019)	(5,768)
Unit based compensation expense	493	202	1,288	477
Amortization of the differential between contractual and market rents on in-place leases	139	17	361	1
Impairment provisions	1,901	346	10,685	2,346
Costs of early extinguishment of debenture payables	–	–	20,549	–
Gain on sale of income properties	–	144	–	(3,214)
Recurring distributable income	68,680	62,556	208,994	184,369
Retention of recurring distributable income	(6,350)	(8,398)	(25,041)	(23,788)
Distributions to unitholders	$ 62,330	$ 54,158	$ 183,953	$ 160,581
Per unit				
Recurring distributable income	$ 0.352	$ 0.345	$ 1.079	$ 1.023
Retention of recurring distributable income	(0.032)	(0.045)	(0.129)	(0.130)
Distributions to unitholders	$ 0.320	$ 0.300	$ 0.950	$ 0.893

Financial Liquidity and Capital Commitments

Our MD&A for the two years ended December 31, 2004 and 2003 discusses our contingencies and commitments at December 31, 2004. Significant contingencies and commitments at September 30, 2005, are as follows:

(THOUSANDS OF DOLLARS)	Outstanding contractual obligations under agreements of purchase and sale	Estimated costs to complete properties under development	Total
Year ending December 31, 2005	$ 98,500	$ 44,200	$ 142,700
2006	149,000	163,200	312,200
2007	66,000	87,800	153,800
2008	–	19,100	19,100
	$ 313,500	$ 314,300	$ 627,800

We ended the third quarter of 2005 with $105 million of cash and short-term investments and over $81.4 million of available undrawn bank lines of credit. Our bank credit facilities are available to fund property acquisitions and (re)development expenditures and to meet short term working capital requirements.

We anticipate that our cash flow from operations will continue to provide adequate capital to fund our operating and administrative expenses, regular interest costs on our debt and distributions to unitholders. In addition, we anticipate that cash on hand, borrowings under our revolving credit facility, and our ability to access equity and debt markets, should we decide to take such action, will provide the necessary capital required by RioCan to fund our ongoing capital commitments and obligations.

Off Balance Sheet Assets and Liabilities and Guarantees

Certain of our mortgages receivable contain income participation rights in the underlying real estate. In addition, we have real estate investments accounted for using the equity method. If GAAP allowed us to use proportionate consolidation for these real estate investments, there would have been no impact on our earnings or RDI; however, our interest in the underlying investments would have resulted in increases in both real estate investments and long term debt of $34 million. Furthermore, our indebtedness would have increased to 54.1% of aggregate assets.

The Trust has provided guarantees on behalf of third parties, including certain RioCan partners and co-owners for their share of mortgages payable, and for mortgages assumed by purchasers' on property dispositions. Recourse would be had to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At September 30, 2005 such guarantees amounted to $436 million and expire between 2006 and 2034. We have determined that the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which we have provided guarantees, and therefore we have not provided for any losses on such guarantees in our consolidated financial statements.

At September 30, 2005 the parties on behalf of which we have outstanding guarantees are as follows:

(THOUSANDS OF DOLLARS)

Co-owners and partners	
Kimco	$ 234,273
Other	29,100
Assumption of mortgages by purchasers' on property dispositions	
Retrocom Transaction	72,524
RRVLP	11,941
Other	88,436
	$ 436,274

RESULTS OF OPERATIONS

We reported net earnings of $40.1 million for the three months ended September 30, 2005 as compared with net earnings of $40.4 million for the comparative period in 2004. The decrease in net earnings as compared to the same period of 2004 resulted primarily from: (i) a realized loss on the Retrocom Transaction; (ii) an increase in amortization; partially offset by (iii) increased fee revenue.

We reported net earnings of $95.3 million for the first nine months of 2005 as compared with net earnings of $122.3 million for the comparative period in 2004. The decrease in net earnings as compared to the same period of 2004 resulted primarily from: (i) the costs of early extinguishment of debentures payable of $20.5 million; (ii) an increase in amortization; (iii) an increase in impairment provisions and realized loss on the Retrocom Transaction; partially offset by (iv) increased gains on property dispositions and fee revenue.

The specific components of net earnings for each respective period are discussed below.

Revenue from Continuing Operations

Rentals

Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. Rentals for the three and nine months ended September 30, 2005 compared to the corresponding periods of 2004 are as follows:

(THOUSANDS OF DOLLARS)	Three months ended September 30, 2005	2004	Increase	Nine months ended September 30, 2005	2004	Increase
Rentals	$ 133,996	$ 129,078	4%	$ 409,886	$ 386,335	6%

These increases resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and the first nine months of 2005.

Fee and Other Income

We hold our interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, we provide asset and property management services for these investments for which we earn market based fees. Fee and other income for the three and nine months ended September 30, 2005 compared to the corresponding periods of 2004 is as follows:

(THOUSANDS OF DOLLARS)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
Fee and other income	$ 9,773	$ 3,211	$ 19,987	$ 10,680

These changes primarily result from increased out-performance incentive fees earned by us during 2005 as compared to the corresponding periods of 2004.

Interest Income

During the three and nine months ended September 30, 2005 and 2004 interest earned on mortgages and loans receivable and on cash balances is as follows:

(THOUSANDS OF DOLLARS)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
Interest income	$ 3,153	$ 1,957	$ 6,894	$ 7,084

The increase in interest income during the third quarter of 2005 as compared to the same period in 2004 primarily results from the Retrocom Transaction.

Expenses from Continuing Operations

Property Operating Costs

Property taxes and operating costs are generally recoverable by us under tenant lease agreements. Property operating costs for the three and nine months ended September 30, 2005 compared to the corresponding periods of 2004 are as follows:

	Three months ended September 30,			Nine months ended September 30,		
(THOUSANDS OF DOLLARS)	2005	2004	Increase	2005	2004	Increase
Property taxes	$ 27,245	$ 25,633	6%	$ 83,635	$ 77,306	8%
Other operating costs	15,374	13,939		52,145	45,110	
	$ 42,619	$ 39,572	8%	$ 135,780	$ 122,416	11%

These increases resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and the first nine months of 2005.

Interest

Interest expense during the three and nine months ended September 30, 2005 and 2004 is as follows:

	Three months ended September 30,			Nine months ended September 30,		
(THOUSANDS OF DOLLARS)	2005	2004	Increase	2005	2004	Increase
Interest	$ 36,663	$ 35,069	5%	$ 109,720	$ 104,292	5%
Capitalized to real estate investments	(2,725)	(1,959)		(7,566)	(5,859)	
Net interest expense	$ 33,938	$ 33,110	3%	$ 102,154	$ 98,433	4%
Percentage capitalized to real estate investments	7%	6%		7%	6%	

These increases in interest expense resulted primarily from the increase in debentures payable. The increased interest expense on new debt was partially offset by scheduled amortizations of mortgage principal and the assumption by purchasers of debt related to properties sold during the periods.

The changes in amounts capitalized to real estate investments during the three and nine months ended September 30, 2005 as compared to the same periods in 2004 are commensurate with our increased focus on new format retail development and land use intensification.

General and Administrative Expense

Recoverable property management expenses, and those direct internal costs related to third party asset management functions and therefore not attributable to: (i) tenant installations, or (ii) development costs, are recorded as property operating costs. General and administrative expense during the three and nine months ended September 30, 2005 and 2004 is as follows:

	Three months ended September 30,			Nine months ended September 30,		
(THOUSANDS OF DOLLARS)	2005	2004	Increase	2005	2004	Increase
General and administrative expense	$ 4,977	$ 4,477	11%	$ 15,216	$ 13,003	17%
Capitalized to real estate investments	(514)	(533)		(1,582)	(1,644)	
Net general and administrative expense	$ 4,463	$ 3,944	13%	$ 13,634	$ 11,359	20%
Percentage capitalized to real estate investments	10%	12%		10%	13%	

The increases in total general and administrative expense mainly resulted from increases: (i) relating to staff levels and related costs; (ii) in statutory compliance/governance related costs; and (iii) in unit based compensation expense.

Capitalized general and administrative expense has remained consistent on a relative basis. To the extent that our general and administrative expense is related to real estate asset management functions such expenditures are not capitalized.

Building Amortization

During the three and nine months ended September 30, 2005 and 2004 building amortization is as follows:

	Three months ended September 30,		Nine months ended September 30,	
(THOUSANDS OF DOLLARS)	2005	2004	2005	2004
Building amortization	$ 19,678	$ 18,171	$ 58,739	$ 53,328

These increases resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and the first nine months of 2005. Building amortization is not deducted in calculating RDI, therefore changes to such amortization have no impact on RDI.

Amortization of Deferred Tangible and Intangible Leasing Costs

Amortization of deferred tangible and intangible leasing costs during the three and nine months ended September 30, 2005 is as follows:

(THOUSANDS OF DOLLARS)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
Amortization of deferred tangible leasing costs				
Amortization of tenant installation costs	$ 1,971	$ 1,830	$ 6,689	$ 5,166
Amortization of tangible leasing costs identified as a component at acquisition or development of income properties	1,959	578	5,951	1,023
Amortization of deferred tangible leasing costs	$ 3,930	$ 2,408	$ 12,640	$ 6,189
Amortization of deferred intangible leasing costs				
Amortization of the value of in-place leases and customer relationships identified as components at acquisition of income properties	$ 3,323	$ 1,353	$ 10,425	$ 3,215

Prior to September 12, 2003 the purchase price of an income producing property was allocated to land and building. For acquisitions initiated after September 12, 2003 GAAP requires a component of the purchase price to be allocated to tangible and intangible deferred leasing costs. As a result, a significant portion of an income property acquisition is being amortized over the shorter lease term instead of the useful life of the building, resulting in an increase in this amortization. Amortization of deferred tangible and intangible leasing costs are not deducted in calculating RDI, therefore changes to such amortization have no impact on RDI.

RioCan may have transactions in the normal course with entities whose directors or trustees are also our trustees and/or management. Any such transactions are in the normal course of operations and are measured at market based exchange amounts, and are not related party transactions for GAAP purposes.

FUNDS FROM OPERATIONS

Funds from operations ("FFO") are a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. Effective January 1, 2005 the Real Property Association of Canada ("REALPAC", formerly the Canadian Institute of Public and Private Real Estate Companies) adopted the following revised definition of FFO: "Funds from operations means net income (computed in accordance with GAAP), excluding gains (or impairment provisions and losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, plus future income taxes and after adjustments for equity accounted for entities and non-controlling interests. Adjustments for equity-accounted for entities, joint ventures and non-controlling interest are calculated to reflect funds from operations on the same basis as the consolidated properties."

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

RioCan's method of calculating FFO is in accordance with REALPAC's recommendations but may differ from other issuers' methods and accordingly may not be comparable to FFO reported by other issuers. A reconciliation of GAAP net earnings for the three and nine months ended September 30, 2005 and 2004 to FFO is as follows:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Net earnings	$ 40,142	$ 40,373	$ 95,266	$ 122,343
Amortization of tangible capital assets	19,678	18,171	58,739	53,328
Amortization of deferred tangible leasing costs	3,930	2,408	12,640	6,189
Amortization of deferred intangible leasing costs	3,323	1,353	10,425	3,215
Impairment provisions	–	346	4,984	2,346
Discontinued operations	1,901	1,517	8,849	1,233
FFO	68,974	64,168	190,903	188,654
Impact of accounting for minimum rental revenue on a straight-line basis	(1,276)	(2,194)	(5,019)	(5,768)
Unit based compensation expense	493	202	1,288	477
Costs of early extinguishment of debenture payables	–	–	20,549	–
Other	489	380	1,273	1,006
RDI	$ 68,680	$ 62,556	$ 208,994	$ 184,369
Per unit				
FFO per weighted average number of units outstanding	$ 0.36	$ 0.36	$ 0.99	$ 1.05

As previously discussed, RioCan is required to recognize in net earnings and the determination of FFO the costs of early extinguishment of debentures payable of $20.5 million. Had these transactions been excluded, our FFO would have been $211.5 million ($1.09 per unit) for nine months ended September 30, 2005.

As indicated in the above table, the primary differences between FFO and RDI are adjustments relating to non-cash rental revenue, costs of early extinguishment of debentures payable, and unit based compensation expense.

RISKS AND UNCERTAINTIES

In our MD&A for the two years ended December 31, 2004 and 2003 we reported that all real property investments are subject to a degree of risk. These investments are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, fluctuations in interest rates and various other factors. We reported that our net earnings and funds available for distributions to our unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations or if we were unable to lease a significant amount of available space in our properties on economically favorable lease terms. We have determined that there is no change to our assessment of the risks and uncertainties as detailed in our MD&A for the two years ended December 31, 2004 and 2003, except as follows:

- On September 8, 2005 the Department of Finance, Canada ("Finance") launched public consultations by way of a white paper entitled *Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships).* Finance's stated purpose of the paper is to promote discussion and third-party input on a number of key questions by providing background on flow-through entities (FTEs) and related economic efficiency issues, an international comparison, as well as the estimated impact on federal tax revenue. Finance will accept submissions until December 31, 2005.

- On September 19, 2005 the Minister of Finance requested the Minister of Revenue to postpone advance tax rulings on FTEs. Finance has determined that while consultations on FTE's are underway, and until the Government announces what actions it may take, it would be inappropriate for the Government to issue advanced tax rulings on these matters.

The stated focus of the white paper is to assess the tax and economic efficiency implications of FTEs to determine if the current tax system is appropriate or should be modified. Potential policy approaches listed in the white paper are:

- Limiting pension fund investments in business income trusts;
- Limiting the deduction of interest expense by operating entities;
- Taxing FTEs in a manner similar to corporations; and
- Better integration of the personal and corporate income tax systems.

The white paper states that improving the integration of personal and corporate taxes would make the tax system more neutral between all forms of business organizations. These approaches may be complex as they would have to take into account an assortment of factors, among which would include the different types of FTEs and the tax status of the investors in these entities.

Until such time as Finance announces what actions, if any, it may take as a result of the FTE consultations, RioCan is unable to determine whether there could be a material adverse effect to RioCan's cash flows or to its unitholders.

SIGNIFICANT ACCOUNTING POLICIES

Our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2005 and 2004 include a detailed description of our accounting policies in Note 1 to these financial statements. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

Refer to our MD&A for the two years ended December 31, 2004 and 2003 for a discussion of our significant accounting policies most affected by estimates and judgments used in the preparation of our financial statements, being our accounting policies relating to income properties amortization, impairment of real estate investments, guarantees, and fair value. We have determined that at September 30, 2005 there is no change to our assessment of our significant accounting policies most affected by estimates and judgments as detailed in our MD&A for the two years ended December 31, 2004 and 2003.

FUTURE CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

We continually monitor the Canadian Institute of Chartered Accountants ("CICA") recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures.

The CICA released section 3855, Financial Instruments – Recognition and Measurement, which standard is applicable to the Trust commencing January 1, 2007. This standard provides more comprehensive guidance on how to recognize financial instruments on the balance sheet, how to measure them, and how to account for gains and losses. The Trust is in the process of assessing the impact of this new standard on our consolidated financial statements and note disclosures.

SELECTED CONSOLIDATED INFORMATION

The following is a summary of certain information:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS AND NUMBER OF EMPLOYEES)

	2005*			2004*				2003*
At and for the quarter ended	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$149,813	$151,335	$155,279	$140,668	$138,003	$138,257	$135,583	$131,811
Net earnings from continuing operations	$41,862	$36,143	$19,517	$34,501	$39,099	$38,444	$37,014	$45,050
Net earnings from continuing operations per unit								
– basic	$0.22	$0.18	$0.10	$0.19	$0.22	$0.21	$0.21	$0.25
– diluted	$0.22	$0.18	$0.10	$0.19	$0.21	$0.21	$0.21	$0.24
Net earnings**	$40,142	$33,537	$21,587	$35,978	$40,373	$43,476	$38,494	$48,564
Net earnings per unit								
– basic	$0.21	$0.17	$0.11	$0.20	$0.22	$0.24	$0.22	$0.27
– diluted	$0.21	$0.17	$0.11	$0.20	$0.21	$0.24	$0.22	$0.26
Total assets	$4,227,733	$4,269,495	$4,193,805	$3,957,035	$3,896,807	$3,793,005	$3,831,468	$3,790,591
Total mortgages and debentures payable	$2,387,470	$2,416,518	$2,344,974	$2,214,392	$2,179,458	$2,058,499	$2,102,102	$2,059,124
Total distributions to unitholders	$62,330	$60,987	$60,636	$61,463	$54,158	$54,019	$52,404	$51,136
Total distributions to unitholders per unit	$0.3200	$0.3150	$0.3150	$0.3345	$0.3000	$0.3000	$0.2930	$0.2875
Net book value per unit***	$8.63	$8.70	$8.81	$8.63	$8.72	$8.78	$8.82	$8.88
Market price per unit								
– high	$22.65	$20.50	$19.57	$18.73	$16.70	$16.68	$17.35	$15.35
– low	$19.50	$17.88	$16.75	$16.43	$15.60	$13.76	$15.05	$14.30
– close	$22.51	$20.00	$18.15	$17.75	$16.50	$16.10	$16.46	$15.30
Average number of employees	631	634	619	600	591	578	583	568

** Certain comparative figures have been restated for the impact of discontinued operations.*

*** Net earnings from continuing operations and net earnings, including respective per unit amounts, primarily decreased from comparable periods as follows: (i) in Q1 2005 we incurred a charge for costs of early extinguishment of debentures payable; (ii) on January 1, 2004 we adopted prospectively mandated accounting changes which required us to record increased building amortization and rental revenue as a result of adopting straight-line methods of accounting. The impacts of these changes are discussed under results of operations in the related periods.*

**** A non-GAAP measurement. Calculated as unitholders' equity divided by units outstanding at end of period. Our method of calculating Net Book Value per unit may differ from other issuers' methods and accordingly may be not comparable to Net Book Value per unit reported by other issuers.*

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on November 4, 2005.

KEYSTONE INSURERS GROUP, INC.

By: ______________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

David E. Boedker, Sr.	President and Chief Executive Officer	
Michael Azar	Chief Financial Officer	
Michael Kilmer	Chairman, Director	
John Duncan, Jr.	Director	
William Jones	Director	
Robert Naginey	Director	
Thomas Parkins	Director	
Todd Roadman	Director	
Robert Seltzer, Jr.	Director	
Thomas Troutman	Director	
Carl DeYulis	Director	